Exhibit 99.1

News Release
For immediate release Calgary, Alberta August 20, 2010 TSX: OPC

OPTI Canada Announces Closing of Previously Announced Financing

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that it has completed the issuance of US$100 million face value of 9.0% First Lien Senior Secured Notes due December 15, 2012 (the “new 2012 Notes”) and US$300 million face value of 9.750% First Lien Senior Secured Notes due August 15, 2013 (the “2013 Notes”, together with the new 2012 Notes, the “Notes”). The new 2012 Notes and 2013 Notes were issued at a price of 99.5% and 96.5% respectively, resulting in a yield to maturity of approximately 9.2% and 11.2% respectively.

Using the August 19, 2010 Bank of Canada closing exchange rate of US$0.9623 = C$1.00, the net proceeds to OPTI from the sale of the Notes is approximately C$392 million, after deducting certain fees and expenses related to the offerings and adjusting for the offering prices noted above. The purpose of the offerings is to maintain sufficient liquidity through the ramp-up period of the Long Lake Project and to allow the Company to continue with its previously announced review of strategic alternatives. OPTI intends to use the net proceeds to repay outstanding borrowings of C$50 million under its revolving credit facility ( the “Credit Facility”), to fund an interest escrow account of approximately US$87 million relating to the 2013 Notes (as required by the 2012 Note Indenture), and for general corporate purposes.

The issuance of the Notes was led by Credit Suisse Securities (USA) LLC as Sole Book-Running Manager, TD Securities (USA) LLC and Scotia Capital (USA) Inc. as joint lead managers, and RBC Capital Markets Corporation and HSBC Securities (USA) Inc. as co-managers.

In conjunction with the issuance of the Notes, we amended certain terms and conditions of our Credit Facility which included increasing the maximum allowable debt-to-capitalization ratio to 75%. OPTI’s Credit Facility remains in the aggregate amount of C$190 million, maturing on December 15, 2011.

About OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, plans for 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products,

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from OPTI and that will contain detailed information about OPTI and management, as well as financial statements.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the use of proceeds received from the offering; OPTI’s operations; anticipated financial performance; business prospects, expansion plans and strategies; the cost, development and operation of the Long Lake Project and OPTI’s relationship with Nexen Inc; OPTI’s anticipated financial condition and liquidity over the next 12 months and in the long term; and expectations regarding the terms and timing of a result to its strategic alternatives process. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and PSH; foreign currency exchange rates and hedging instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For further information please contact:
Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425

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